

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 10, 2016

<u>Via E-mail</u>
Mr. Daniel de Liege
Chief Executive Officer
Alliance BioEnergy Plus, Inc.
400 N. Congress Avenue, Suite 130
West Palm Beach, FL 33401

>   **Re: Alliance BioEnergy Plus, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed April 13, 2016**
>   **File No. 0-54942**

Dear Mr. Liege:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ John Cash
>
>   John Cash
>   Accounting Branch Chief
>   Office of Manufacturing and
>   Construction